CUSIP NO. G02602 10 3                                         Page 1 of 9 pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)1

                                 Amdocs Limited
                                 --------------
                                (Name of Issuer)

                                 Ordinary Shares
                                 ---------------
                         (Title of Class of Securities)

                                   G02602 10 3
                                   -----------
                                 (CUSIP Number)

       Welsh, Carson, Anderson                William J. Hewitt, Esq.
       & Stowe IX, L.P.,                      Ropes & Gray LLP
       320 Park Avenue, Suite 2500            45 Rockefeller Plaza
       New York, New York  10022              New York, New York  10111
       Attention: Jonathan M. Rather          Tel. (212) 841-5700
       Tel. (212) 893-9500
       -----------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 31, 2003
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

_______________________
     1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. G02602 10 3                                         Page 2 of 9 pages

1)   Name of Reporting Person          Welsh, Carson, Anderson & Stowe IX, L.P.
     I.R.S. Identification
     No. of Above Person
     (Entities Only)

-------------------------------------------------------------------------------
2)  Check the Appropriate Box          (a) [X]
     if a Member of a Group            (b) [ ]

-------------------------------------------------------------------------------
3)  SEC Use Only

-------------------------------------------------------------------------------
4)  Source of Funds Not Applicable

-------------------------------------------------------------------------------
5)  Check if Disclosure of
    Legal Proceedings Is                Not Applicable
    Required Pursuant to
    Items 2(d) or 2(e)

-------------------------------------------------------------------------------
6)  Citizenship or Place
    of Organization                     Delaware

-------------------------------------------------------------------------------
     Number of             7) Sole Voting Power      6,715,835 Ordinary Shares
Shares Beneficially
  Owned by Each            ----------------------------------------------------
Reporting Person           8) Shared Voting Power    -0-
       With                ----------------------------------------------------
                           9) Sole Dispositive        6,715,835 Ordinary Shares
                              Power
                           ----------------------------------------------------
                          10) Shared Dispositive     -0-
                              Power

-------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially      6,715,835 Ordinary Shares
     Owned by Each Reporting Person

-------------------------------------------------------------------------------
12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares

-------------------------------------------------------------------------------
13)  Percent of Class Represented by    3.1%
     Amount in Row (11)

-------------------------------------------------------------------------------
14)  Type of Reporting Person           PN

CUSIP NO. G02602 10 3                                         Page 3 of 9 pages

1) Name of Reporting Person            Welsh, Carson, Anderson & Stowe VII, L.P.
   I.R.S. Identification
   No. of Above Person
  (Entities Only)

-------------------------------------------------------------------------------
2) Check the Appropriate Box           (a) [X]
   if a Member of a Group              (b) [ ]

-------------------------------------------------------------------------------
3) SEC Use Only

-------------------------------------------------------------------------------
4) Source of Funds Not Applicable

-------------------------------------------------------------------------------
5) Check if Disclosure of
   Legal Proceedings Is                Not Applicable
   Required Pursuant to
   Items 2(d) or 2(e)

-------------------------------------------------------------------------------
6) Citizenship or Place
   of Organization                     Delaware

-------------------------------------------------------------------------------
     Number of             7) Sole Voting Power      2,928,054 Ordinary Shares
Shares Beneficially        ----------------------------------------------------
  Owned by Each            8) Shared Voting Power    -0-
Reporting Person           ----------------------------------------------------
      With                 9) Sole Dispositive       2,928,054 Ordinary Shares
                               Power
                           ----------------------------------------------------
                          10) Shared Dispositive     -0-
                               Power

-------------------------------------------------------------------------------
11) Aggregate Amount Beneficially      2,928,054 Ordinary Shares
    Owned by Each Reporting Person

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount
    in Row (11) Excludes Certain Shares

 -------------------------------------------------------------------------------
13) Percent of Class Represented by    1.4%
    Amount in Row (11)

--------------------------------------------------------------------------------
14) Type of Reporting Person           PN

CUSIP NO. G02602 10 3                                         Page 4 of 9 pages


1) Name of Reporting Person            Welsh, Carson, Anderson & Stowe VI, L.P.
   I.R.S. Identification
   No. of Above Person
   (Entities Only)

--------------------------------------------------------------------------------
2) Check the Appropriate Box           (a) [X]
    if a Member of a Group             (b) [ ]

--------------------------------------------------------------------------------
3) SEC Use Only

--------------------------------------------------------------------------------
4) Source of Funds Not Applicable

--------------------------------------------------------------------------------
5) Check if Disclosure of
   Legal Proceedings Is                Not Applicable
   Required Pursuant to
   Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6) Citizenship or Place
   of Organization                     Delaware

--------------------------------------------------------------------------------
   Number of             7) Sole Voting Power      855,792 Ordinary Shares
Shares Beneficially      -------------------------------------------------------
  Owned by Each          8) Shared Voting Power    -0-
Reporting Person         -------------------------------------------------------
      With               9) Sole Dispositive       855,792 Ordinary Shares
                                Power
                         -------------------------------------------------------
                        10) Shared Dispositive     -0- Power

--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially      855,792 Ordinary Shares
    Owned by Each Reporting Person

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount
    in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
13) Percent of Class Represented by    0.4%
    Amount in Row (11)

--------------------------------------------------------------------------------
14) Type of Reporting
    Person                             PN

CUSIP NO. G02602 10 3                                         Page 5 of 9 pages

1) Name of Reporting Person            WCAS Capital Partners III, L.P.
   I.R.S. Identification
   No. of Above Person
   (Entities Only)

--------------------------------------------------------------------------------
2) Check the Appropriate Box           (a)[X]
   if a Member of a Group              (b)[ ]

--------------------------------------------------------------------------------
3) SEC Use Only

--------------------------------------------------------------------------------
4) Source of Funds                     Not Applicable

--------------------------------------------------------------------------------
5) Check if Disclosure of
   Legal Proceedings Is                Not Applicable
   Required Pursuant to
   Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6) Citizenship or Place
   of Organization                     Delaware

--------------------------------------------------------------------------------
     Number of             7) Sole Voting Power     764,494 Ordinary Shares
Shares Beneficially        -----------------------------------------------------
  Owned by Each            8) Shared Voting Power    -0-
Reporting Person           -----------------------------------------------------
      With                 9) Sole Dispositive      764,494 Ordinary Shares
                              Power
                           -----------------------------------------------------
                          10) Shared Dispositive    -0- Power

--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially      764,494 Ordinary Shares
    Owned by Each Reporting Person

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount
    in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
13) Percent of Class Represented by    0.4%
    Amount in Row (11)

--------------------------------------------------------------------------------
14) Type of Reporting
    Person                             PN

CUSIP NO. G02602 10 3                                         Page 6 of 9 pages


                         Amendment No. 2 to Schedule 13D
                         -------------------------------

          Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 15, 2002 and Amendment No. 1 thereto filed August 8, 2002 (the "Schedule 13D"). Terms defined on the Schedule 13D are used herein as so defined.

          The Schedule 13D is hereby amended as follows:

Item 2.   Identity and Background.
          -----------------------

          Item 2 is hereby amended to remove Lawrence B. Sorrel as a Managing Member of IX Associates and CP III Associates and a General Partner of VII Partners.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended and restated to read in its entirety as follows:

          The information below is based on a total of 215,889,000 Ordinary Shares outstanding as of March 31, 2003, as reported in the Issuer's Report on Form 6-K filed on May 15, 2003.

          (a)

          WCAS IX
          -------

          WCAS IX owns 6,715,835 Ordinary Shares, or approximately 3.1% of the Ordinary Shares outstanding. IX Associates, as the general partner of WCAS IX, may be deemed to beneficially own the securities owned by WCAS IX.

          WCAS VII
          --------

          WCAS VII owns 2,928,054 Ordinary Shares, or approximately 1.4% of the Ordinary Shares outstanding. VII Partners, as the general partner of WCAS VII, may be deemed to beneficially own the securities owned by WCAS VII.

          WCAS VI
          -------

          WCAS VI owns 855,792 Ordinary Shares, or approximately 0.4% of the Ordinary Shares outstanding. VI Partners, as the general partner of WCAS VI, may be deemed to beneficially own the securities owned by WCAS VI.

CUSIP NO. G02602 10 3                                         Page 7 of 9 pages

          WCAS CP III
          -----------

          WCAS CP III owns 764,494 Ordinary Shares, or approximately 0.4% of the Ordinary Shares outstanding. CP III Associates, as the general partner of WCAS CP III, may be deemed to beneficially own the securities owned by WCAS CP III.

          Managing Members of IX Associates and CP III Associates
          and General Partners of VII Partners and VI Partners
          ----------------------------------------------------

          (i) Patrick J. Welsh directly beneficially owns 937,932 Ordinary Shares, or approximately 0.4% of the Ordinary Shares outstanding.

          (ii) Russell L. Carson directly beneficially owns 680,075 Ordinary Shares, and indirectly beneficially owns (through trusts for the benefit of his children) 15,400 Ordinary Shares, or in the aggregate 695,475 Ordinary Shares or approximately 0.3% of the Ordinary Shares outstanding.

          (iii) Bruce K. Anderson directly beneficially owns 1,699,241 Ordinary Shares, or approximately 0.8% of the Ordinary Shares outstanding.

          (iv) Thomas E. McInerney directly beneficially owns 696,817 Ordinary Shares, or approximately 0.3% of the Ordinary Shares outstanding.

          (v) Robert A. Minicucci directly beneficially owns 324,886 Ordinary Shares, or approximately 0.2% of the Ordinary Shares outstanding.

          (vi) Anthony J. deNicola directly beneficially owns 88,237 Ordinary Shares, indirectly beneficially owns (through a family foundation) 12,977 Ordinary Shares and indirectly beneficially owns (through trusts for the benefit of his children) 267 Ordinary Shares, or in the aggregate 101,481 Ordinary Shares or less than 0.1% of the Ordinary Shares outstanding.

          (vii) Paul B. Queally directly beneficially owns 61,020 Ordinary Shares, or less than 0.1% of the Ordinary Shares outstanding.

          (viii) Jonathan M. Rather directly beneficially owns 8,984 Ordinary Shares, or less than 0.1% of the Ordinary Shares outstanding.

          (ix) John D. Clark directly beneficially owns 3,474 Ordinary Shares, or less than 0.1% of the Ordinary Shares outstanding.

          (x) Sanjay Swani directly beneficially owns 3,474 Ordinary Shares, or less than 0.1% of the Ordinary Shares outstanding.

CUSIP NO. G02602 10 3                                         Page 8 of 9 pages


          (xi) D. Scott Mackesy directly beneficially owns 6,384 Ordinary Shares, or less than 0.1% of the Ordinary Shares outstanding.

          (xii) James R. Matthews directly beneficially owns 3,474 Ordinary Shares, or less than 0.1% of the Ordinary Shares outstanding.

          (b) The managing members of IX Associates and CP III Associates and general partners of VII Partners and VI Partners may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the Ordinary Shares owned by WCAS IX, WCAS CP III, WCAS VII and WCAS VI, respectively. Each such person has the sole power to vote or direct the voting of and to dispose or direct the disposition of only the Ordinary Shares that he directly beneficially owns. Each of the managing members of IX Associates and CP III Associates and general partners of VII Partners and VI Partners disclaims beneficial ownership of all Ordinary Shares other than the shares he owns directly or by virtue of his indirect pro rata interest, as a managing member of IX Associates and/or CP III Associates and/or general partner of VII Partners and/or VI Partners, in the shares owned by WCAS IX, WCAS CP III, WCAS VII and/or WCAS VI.

          (c) On July 31, 2003, Ordinary Shares owned by the Reporting Persons were distributed to their respective partners as follows:

            (i) WCAS IX distributed 5,963,0000 Ordinary Shares to its partners, including 59,623 to IX Associates, immediately followed by the distribution of such 59,623 shares to the members of IX Associates;

            (ii) WCAS VII distributed 2,599,000 Ordinary Shares to its partners;

            (iii) WCAS VI distributed 759,000 Ordinary Shares to its partners, including 137,334 to VI Partners, immediately followed by the distribution of such 137,334 shares to the partners of VI Partners; and

            (iv) CP III distributed 679,000 Ordinary Shares to its partners, including 87,348 to CP III Associates, immediately followed by the distribution of such 87,348 shares to the members of CP III Associates.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the Ordinary Shares owned by the Reporting Persons.

          (e) Not Applicable.

CUSIP NO. G02602 10 3                                         Page 9 of 9 pages

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  WELSH,CARSON, ANDERSON & STOWE IX, L.P.
                                  By: WCAS IX Associates, LLC, General Partner

                                  By: /s/ Jonathan M. Rather
                                      -----------------------------------------
                                        Managing Member


                                  WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                                  By: WCAS VII Partners, L.P., General Partner

                                  By: /s/ Jonathan M. Rather
                                      -----------------------------
                                        General Partner


                                  WELSH, CARSON, ANDERSON & STOWE VI, L.P.
                                  By: WCAS VI Partners, L.P., General Partner

                                  By: /s/ Jonathan M. Rather
                                      -----------------------------
                                        Attorney-in-Fact


                                  WCAS CAPITAL PARTNERS III, L.P. By: WCAS
                                  CP III Associates, LLC, General Partner

                                  By: /s/ Jonathan M. Rather
                                      -----------------------------
                                        Managing Member


Dated: August 1, 2003